NORSAT INTERNATIONAL INC.

Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2009

(Unaudited and expressed in US dollars)

Norsat International Inc.

Consolidated Balance Sheets

(Unaudited – Expressed in US Dollars)

	June 30,	December 31,
	2009	2008

ASSETS
Current assets (note 8):
Cash and cash equivalents (note 3)	$ 4,980,980	$ 983,062
Short term investments	33,372	31,391
Accounts receivable, net (notes 7 & 17)	3,553,174	6,807,386
Inventories	5,037,526	4,497,415
Prepaid expenses and other	319,789	271,735
Total current assets	13,924,841	12,590,989

Long-term prepaid expenses and other (note 8)	8,598	8,210
Property and equipment, net (note 8)	673,146	727,786
Intangible (note 4 & 19)	2,258,610	-
Total assets	$ 16,865,195	$ 13,326,985

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$ 666,512	$ 1,843,878
Accrued liabilities	1,908,584	1,799,113
Deferred revenue	953,273	457,007
Total current liabilities	3,528,369	4,099,998

Long-term deferred revenue	773,962	622,552
Future income taxes (note 19)	271,398	-
Total liabilities	4,573,729	4,722,550
Shareholders' equity:
Share capital (note 10)	39,793,699	37,825,476
Contributed surplus (note 10)	3,545,726	3,522,738
Accumulated other comprehensive	399,537	(229,210)
income (loss) (note 9)
Deficit	(31,447,496)	(32,514,569)
Total shareholders' equity	12,291,466	8,604,435
Total liabilities and shareholders' equity	$ 16,865,195	$ 13,326,985

Commitments (note 16 &17)
See accompanying notes to unaudited interim consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Earnings, Deficit and Comprehensive Income (Loss)

(Unaudited – Expressed in US Dollars)

		Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Sales (note 13)	$ 4,896,300	$ 3,960,003	$ 9,891,071	$ 6,888,550
Cost of sales	2,439,540	1,992,549	4,981,293	3,431,476
	2,456,760	1,967,454	4,909,778	3,457,074
Expenses:
Selling, general and administrative	1,399,886	1,527,274	2,806,594	2,830,369
Product development, net (note 17)	162,554	225,549	468,134	410,605
Amortization	181,622	91,629	307,379	181,331
	1,744,062	1,844,452	3,582,107	3,422,305
Income for the period before
other income	712,698	123,002	1,327,671	34,769
Other (income) expense (note 11)	474,361	(11,841)	260,598	(105,168)
Income before income taxes	238,337	134,843	1,067,073	139,937
Income taxexpense	-	8	-	8

Net earnings for the period	238,337	134,835	1,067,073	139,929

Deficit, beginning of period	(31,685,833)	(34,709,236)	(32,514,569)	(34,999,726)
Transitional adjustment on
adoption of accounting policy (note 4)	-	-	-	285,396

Deficit, end of period	$ (31,447,496)	$ (34,574,401) $	(31,447,496)	$ (34,574,401)

Net earnings for the period	$ 238,337	$ 134,835	$ 1,067,073	$ 139,929

Other comprehensive income (loss):
Currency translation adjustment	886,081	46,509	628,747	(201,152)

Comprehensive income (loss) for the	$ 1,124,418	$ 181,344	$ 1,695,820	$ (61,223)
period

Net earnings per common share - basic	$ 0.00	$ 0.00 $	0.02	$ 0.00
and diluted (note 12)
Weighted number of shares outstanding
Basic	59,384,184	53,667,697	57,470,487	52,789,434
Diluted	59,962,874	57,334,898	58,048,128	56,450,948

See accompanying notes to unaudited interim consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows

(Unaudited – Expressed in US Dollars)

Three months endedJune 30,			Six months ended June 30,
	2009	2008	2009	2008

Cash and cash equivalents provided by (used in)
OPERATING ACTIVITIES:
Net earnings for the period	$ 238,337	$ 134,835	$ 1,067,073	$ 139,929
Items not involving cash:
Amortization	181,622	91,629	307,379	181,331
Foreign exchange (gain) loss	(2,754)	3,261	(2,754)	(28,202)
Stock-based compensation (note 10c)	37,371	45,044	60,556	66,798
Government contribution (note 17)	326,724	(89,023)	507,579	(188,573)
Changes in inventory estimate	-	(88,589)	-	(88,589)
Changes in non-cash working capital (note 14)	1,047,062	(678,691)	1,543,459	(923,215)
Cash provided by (used in) operations	1,828,362	(581,534)	3,483,292	(840,521)

INVESTING ACTIVITIES:

Purchase of property and equipment	(62,151)	(154,945)	(91,280)	(223,968)
Redemption of short term investments	-	-	-	61,052
Cash used in investment activities	(62,151)	(154,945)	(91,280)	(162,916)

FINANCING ACTIVITIES:
Payment on the operating line of credit	-	-	-	(500,000)
Proceeds from exercise of warrants	50,261	64,533	50,261	1,449,270
and options (note 10b)
Proceeds from government contributions (note 17)	220,918	94,812	626,973	133,900
Cash provided by financing activities	271,179	159,345	677,234	1,083,170

Effect of foreign currency translation on	34,925	(9,367)	(71,328)	2,432
cash and cash equivalents

Increase (decrease) in cash and cash equivalents	2,072,315	(586,501)	3,997,918	82,165
Cash and cash equivalents, beginning of period	2,908,665	1,355,174	983,062	686,508
Cash and cash equivalents, end of period	$ 4,980,980	$ 768,673	$ 4,980,980	$ 768,673

Supplemental cash flow and other disclosures (note 14)
See accompanying notes to unaudited interim consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009
(Unaudited - Expressed in US dollars)

Norsat International Inc.

1.  Nature of Business

The Company is incorporated under the laws of British Columbia and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent. The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company has entered into two new business segments – Maritime Products and Wireless Networks, but the Company is still in the early stages in both these segments.

2.  Basis of Presentation

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting and the accounting polices used are consistent with the most recent audited annual financial statements except for those included in note 4. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited 2008 annual consolidated financial statements included in the Company's 2008 Annual Report.

The results for the three and six months ended June 30, 2009 may not be indicative of the results that may be expected for the full year or any other period.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term, highly liquid interest bearing term deposits that are readily convertible to known amounts of cash. The cash and cash equivalents act as the Company’s primary source of cash and fluctuate directly as a result of its cash flows from operating, investing and financing activities.

4.  Changes in Accounting Policies

CICA 3064 – “Goodwill and Intangible Assets”

On January 1, 2009, the Company adopted CICA Section 3064 – “Goodwill and Intangible Assets”, which replaces Section 3062 – “Goodwill and Other Intangible Assets” and Section 3450 – “Research and Development Costs”.  The new section provides guidance on the recognition of assets based on asset recognition criteria rather than matching of revenues and expenses.  As a result of adopting this section, there is no material impact on the Company’s consolidated financial statements. The Company has recognized an intangible asset during the first quarter ended March 31, 2009 that is subject to amortization. The intangible asset will be tested for impairment in accordance with the provisions of Impairment of Long Lived Assets, section 3064.

Intangible Asset

The Company follows the recommendations of CICA section 3064 “Goodwill and Intangible Assets” for recognition, measurement, presentation and disclosure of intangible assets. An intangible asset meets the identification criterion when it is separable or arises from contractual or other legal rights, regardless of whether those rights are transferable or separable. The Company recognizes an intangible if and only if (a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company; and (b) the cost of the asset can be measured reliably. Intangible assets are initially measured at cost which comprises of its purchase price, including duties, taxes, legal costs, professional fees and any directly attributable cost of preparing the asset for its intended use. A recognized intangible asset is amortized over its estimated useful life on a straight line basis unless the life is determined to be indefinite. The

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009
(Unaudited - Expressed in US dollars)

estimate of the useful life of an intangible asset is based on an analysis of all facts, in particular, the expected use of the asset by the Company and any legal or contractual provisions that may limit the useful life.

The amortization method and estimate of useful life of an intangible asset is reviewed annually. An intangible asset that is subject to amortization is tested for impairment according to section 3063 “Impairment of Long-Lived Assets” which states that an impairment loss is recognized when the carrying amount of the long lived asset is not recoverable and exceeds its fair value. The test for recoverability is performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Intangible assets which have indefinite lives are not amortized, but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment loss is the amount by which the carrying amount exceeds the fair value. If the fair value subsequently increases, the impairment loss for an intangible asset is not reversed.

CICA 3031 – “Inventories”

On January 1, 2008, the Company adopted CICA Handbook Section 3031 - “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

Due to circumstances that previously caused the inventories to be written down below cost no longer existed, and the net realizable value of the inventories had increased as a result of the Company’s change in economic conditions, the amount of the write down of inventories had been reversed.  As a result of adopting CICA Section 3031, a reversal of previous write-downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit as at January 1, 2008.

Prior to the adoption of CICA 3031, parts and supplies inventory were stated at the lower of weighted average cost and replacement cost.  Subsequent to the adoption of CICA 3031, parts and supplies inventory are stated at the lower of weighted average cost and net realizable value.

5.  Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 is permitted.  The Company will be required to begin reporting under IFRS for its first quarter ending March 31, 2011 with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology systems, taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics.

Accordingly when the Company develops its IFRS plan, it will have to include measures to provide extensive training to key finance personnel to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee.  Additional resources will be engaged to ensure the timely conversion to IFRS. As at June 30, 2009, the Company has completed an IFRS diagnostic and is working to develop an IFRS implementation plan that will address the accounting policies and procedures, IT and data systems, internal control environment over financial reporting and training of its employees impacted in the IFRS conversion. The Company has identified the internal resources responsible for spearheading the IFRS conversion process and has charged the team with preparing a detailed project plan and budget for approval by the end of September 30, 2009.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009
(Unaudited - Expressed in US dollars)

6.    Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the consolidated balance sheet in the shareholders’ equity section.  The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of the Company’s assets.  As at June 30, 2009 shareholder’s equity was $12,291,466.

To manage the Company’s capital requirements the Company has in place a planning and budgeting process which help determine funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company plans to continue to fund its short-term cash requirements through operations, and if required the Company has an operating line of credit in place that can be drawn upon.

While there is a possibility of increased risk due to the current global credit crisis and recessionary trends, the exposure to the Company was minimal at the end of June 30, 2009.  The Company’s accounts receivable are made up of 43% government receivables and the balance of the outstanding accounts receivable are spread over a large number of customers.  During September 2008, the Company was awarded a US Department of Defense Contract to deliver satellite systems and services of approximately $5.5 million and the Company also entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

For the six months ended June 30, 2009, there were no changes in the Company's approach to capital management.

The Company has externally imposed capital requirements. Under its operating line of credit agreements, the Company’s working capital ratio (current assets divided by current liabilities) cannot be less than 1.15:1 and debt to tangible net worth ratio (total liabilities divided by the sum of total assets minus total liabilities) cannot exceed 2.5:1. As at June 30, 2009, the Company’s working capital ratio was 3.95:1 and the debt to tangible net worth ratio was 0.37:1.  For the six months ended June 30, 2009, the Company has met all of its externally imposed capital requirements. As at June 30, 2009, the Company did not access its operating line of credit.

7.  Financial Instruments

(a)

Financial assets and liabilities

Financial assets are cash and cash equivalents, short-term investments, and accounts receivable.  Financial liabilities include operating line of credit, accounts payable and accrued liabilities.

The Company has classified its cash and cash equivalents and short term investments as held-for-trading financial assets, measured at fair value.  Accounts receivable are classified as loans and receivables, measured at amortized cost.  Accounts payable, accrued liabilities, and operating line of credit are classified as other liabilities held for trading, measured at amortized cost.  The carrying value of the Company’s financial assets and liabilities is considered to be reasonable approximation of fair value due to the short-term nature of these instruments.

The carrying values and fair values of financial assets and liabilities as at June 30, 2009 and December 31, 2008 are summarized as follows:

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009
(Unaudited - Expressed in US dollars)

(in thousands of dollars)	June 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$ 5,014	$ 5,014	$ 1,014	$ 1,014
Loans and receivables	$ 3,553	$ 3,553	$ 6,807	$ 6,807
Held-to-maturity investments
Other liabilities	$ 2,575	$ 2,575	$ 3,643	$ 3,643

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  Each customer is assessed for credit worthiness.  The credit worthiness of customers is assessed using third party credit scores and through direct monitoring of their financial well being on a continual basis.  In some cases, where customers fail to meet the Company's credit worthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as the exposure is minimal due to the make up of its customer base.

The Company regularly reviews the collectability of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at June 30, 2009, the balance of the allowance for doubtful accounts was $57,414 (2008 – $36,311).  Pursuant to their respective terms, accounts receivable was aged as follows as at June 30, 2009 and December 31, 2008:

(in thousands of dollars)	June 30, 2009	December 31, 2008
Current	2,092	3,359
0-30 days overdue	940	1,641
31-60 days overdue	49	238
61-90 days overdue	0	1,271
Over 90 days overdue	472	298
Total accounts receivable	3,553	6,807

While there is a possibility of increased customer credit risk due to the current global credit crisis, the exposure is minimal due to the make up of the Company’s customer base.  As at June 30, 2009, 43% of the outstanding accounts receivable consists of government departments and the balance of the outstanding accounts receivable are spread over a very large number of customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access to borrow in Canadian and /or US dollars to meet short-term financing obligations.

As at June 30, 2009, the Company had cash and cash equivalents of $4,980,980, short term investments of $33,372 and accounts receivable of $3,553,174 for a total of $8,567,526 which will cover its short-term financial obligations from its accounts payable of $666,512 and accrued liabilities of $1,908,584 for a total of $2,575,096.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009
(Unaudited - Expressed in US dollars)

Currency risk

Currency risk is defined as the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed primarily to foreign exchange fluctuations in the U.S. dollar as components of cost and receivables being denominated in currencies other than the United States dollar. To a lesser extent, the Company is also exposed to foreign exchange fluctuations in the British pound (GBP) in the magnitude of approximately GBP 200,000 in expenses per year.

Based on the Company’s currency exposure at June 30, 2009, a 1% depreciation or appreciation of its other currencies against the US dollar would result in an approximate $60,000 increase or decrease in the Company’s net earnings.

To manage the exposure to foreign exchange risk the company enters into short term forward contracts as part of its cash management strategy.  The Company does not designate the forward contracts as a hedge for accounting purposes. As at June 30, 2009, the Company did not have any forward contracts outstanding.

8.    Operating Line of Credit

As at June 30, 2009, the Company has a secured operating line of credit from HSBC for Cdn$500,000 or US$400,000 under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program.

Subsequent to June 30, 2009, the Company increased the operating line of credit with the same financial institution to Cdn$1,000,000 or US$800,000.  All terms and conditions of the operating line remain the same as outlined under note 6 - Capital Disclosures, except for:

•

The requirement for securitization under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program was lifted.

•

Interest at the rate of the Bank’s Prime Rate plus 1.35% per annum.

Total assets, not including intangible assets, pledged as collateral for the line of credit is $14,606,585 as at June 30, 2009

As at June 30, 2009, the Company had no borrowings outstanding with respect to the line of credit.

9.  Accumulated Other Comprehensive Income (Loss)

	June 30, 2009	December 31, 2008

Balance, beginning of period	$ (229,210)	$ 1,306,800
Unrealized (gains) losses on translating financial
statements from functional currency to
reporting currency	628,747	(1,536,010)
Balance, end of period	$ 399,537	$ (229,210)

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009
(Unaudited - Expressed in US dollars)

10.   Share Capital

(a)

Authorized

        75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding
	Number #	Amount $
Balance, December 31, 2008	54,313,305	37,825,476
Stock options exercised	75,000	50,261
Reclassification of contributed surplus upon exercise of stock options		37,568
Shares issued relating to Bluemoon acquisition	5,000,000	1,886,864
Share issuance costs relating to Bluemoon (note 19)		(6,470)
Balance, June 30,2009	59,388,305	39,793,699

(c)   Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2008	1,518,000	$ 1.34
Granted	363,800	0.80
Exercised	(75,000)	0.83
Expired	(20,000)	0.75
Forfeited	(58,500)	0.88
Balance, June 30, 2009	1,728,300	1.27

Share purchase options outstanding at June 30, 2009 include:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0.45 to $0.99	922,800	3.25	0.74	392,000	0.67
$1.00 to $1.99	626,000	2.31	1.24	376,600	1.22
$2.00 to $6.19	179,500	2.26	4.14	179,500	4.14
$0.45 to $6.19	1,728,300	2.80	1.27	948,100	1.54

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted during 2009 and 2008 have been reflected in the statements of operations as follows:

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009
(Unaudited - Expressed in US dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Total compensation credited to contributed surplus and debited stock based compensation	$ 37,371	$45,044	$60,556	$66,798

The weighted average assumptions used to estimate the fair value of options during the period were:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Risk free interest rate	1.83%	2.9%	1.83%	3.26%
Expected life	3.50	3.50	3.50	3.50
Vesting period	2 to 10 years	2 to 10 years	2 to 10 years	2 to 10 years
Expected volatility	84.0%	74.5%	83.9%	74.2%
Expected dividends	Nil	nil	nil	nil

363,800 stock purchase options were granted with a weighted average fair market value of $0.80 for the six months ended June 30, 2009.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date Exercise price	April 28, 2009 Cdn$1.09	January 12, 2011 US$0.48	Total number of warrants outstanding
Balance, December 31, 2008	1,206,811	366,690	1,573,501
Warrants exercised	-	-	-
Warrants expired	(1,206,811)	-	(1,206,811)
Balance, June 30, 2009	-	366,690	366,690

During the three months ended June 30, 2009, 1,206,811 warrants with an exercise price of Cdn$1.09 expired. Warrants set to expire on January 12, 2009, were extended to January 12, 2011.  The warrants were issued as part of the employee stock ownership plan on January 12, 2007.

 (e)  Contributed surplus

Balance, December 31, 2008	$ 3,522,738
Changes during 2009
Stock-based compensation expense	60,556
Reclassification to Share Capital for options exercised	(37,568)
Balance, June 30, 2009	$ 3,545,726

Balance, December 31, 2007	$ 4,147,433
Changes during 2008
Stock-based compensation expense	66,768
Reclassification to Share Capital for warrants exercised	(624,039)
Reclassification to Share Capital for ESPP warrants exercised	(20,401)
Reclassification to Share Capital for options exercised	(290)
Balance, June 30, 2008	$ 3,569,501

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009
(Unaudited - Expressed in US dollars)

11.   Other (Income) Expense

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Net interest expense	$ 8,273	$ 11,382	$ 18,458	$ 28,940
Foreign currency (gain) loss	466,088	(23,223)	242,140	(134,108)
	$ 474,361	$ (11,841)	$ 260,598	$ (105,168)

12.  Earnings per Share

Basic earnings per share for the three months ended June 30, 2009 is $0.00 (2008 - $0.00) and the weighted average number of shares used in calculating basic net earnings per share is 59,384,184 (2008 – 53,667,697).  Basic earnings per share for the six months ended June 30, 2009 is $0.02 (2008 - $0.00) and the weighted average number of shares used in calculating basic net earnings per share is 57,470,487 (2008 – 52,789,434).

As the exercise of in-the-money warrants or options are dilutive, the diluted earnings per share for the three months ended June 30, 2009 is $0.00 (2008 - $0.00) and  the weighted average number shares used in calculating diluted net earnings per share is 59,962,874  (2008 – 57,334,898).  The diluted earnings per share for the six months ended June 30, 2009 is $0.02 (2008 - $0.00) and the weighted average number shares used in calculating diluted net earnings per share is 58,048,128 (2008 – 56,450,948).

13.  Segmented Information

The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company has entered into two new business segments – Maritime Products and Wireless Networks, but the Company is still in the early stages in both these segments.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth.  The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The Maritime Products segment develops and markets satellite systems, related accessories and services for the marine environment. Similar to Microwave Products and Satellite Systems, these products establish broadband communications links interoperating with geostationary satellites, but have the additional challenge of  needing to accommodate a vessel’s motion and movement,.

The Wireless Networks segment develops markets and deploys wireless communications systems that would address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as WiMAX, LTE and/or 4G.

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The following tables set forth information by operating segments from continuing operations for the three and six months ended June 30, 2009 and 2008 respectively.  For the three and six months ended June 30, 2009, the Wireless Networks segment did not generate any revenues.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009
(Unaudited - Expressed in US dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Sales
Microwave products	$ 1,599,993	$ 2,103,235	$ 3,111,913	$ 4,076,946
Satellite systems	3,172,989	1,856,768	6,595,146	2,811,604
Maritime systems	123,318	-	184,012	-
	$ 4,896,300	$ 3,960,003	$ 9,891,071	$ 6,888,550

Gross Profit
Microwave products	$ 678,800	$ 810,635	$ 1,292,346	$ 1,662,952
Satellite systems	1,751,294	1,156,819	3,611,505	1,794,122
Maritime systems	26,666	-	5,927	-
	$ 2,456,760	$ 1,967,454	$ 4,909,778	$ 3,457,074

As at June 30, 2009	Microwave Products	Satellite Systems	Maritime Systems	Wireless Network	Consolidated
Total assets related to operations	$ 4,595,501	$ 9,739,346	$ 271,738	$2,258,610	$ 16,865,195
Property and equipment, net	$ 211,784	$ 448,839	$ 12,523	$ -	$ 673,146

As at December 31, 2008
Total assets related to operations	$ 6,299,750	$ 7,027,235	$ -	$ -	$ 13,326,985
Property and equipment, net	$ 344,029	$ 383,757	$ -	$ -	$ 727,786

Substantially all property and equipment are located in Canada.

14. Supplemental cash flow and other disclosures

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Changes in non-cash operating working capital:
Accounts receivable	$ 1,541,535	$(1,106,700)	$ 2,561,273	$ 381,640
Inventories	(994,696)	(557,169)	(690,425)	(898,252)
Prepaid expenses and other	295,660	(30,652)	(62,965)	(42,633)
Accounts payable	(674,178)	707,261	(1,120,135)	134,995
Accrued liabilities	617,403	166,845	165,078	(612,856)
Deferred revenue	237,217	62,568	515,776	28,297
Long term deferred revenue	24,121	79,156	174,857	85,594
	$ 1,047,062	$ (687,691)	$ 1,543,459	$ (923,215)

Supplementary information:
Interest paid (received)	$ (2,786)	$ 6,390	$ (885)	$ 12,383
Income taxes paid	nil	8	nil	8

15. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2009.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009
(Unaudited - Expressed in US dollars)

16. Commitments

Future minimum payments at June 30, 2009 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2009	2010	2011	2012	2013
Inventory purchase obligation	$2,397,974	-	-	-	-
Operating lease obligations	$ 271,306	$ 449,823	$ 411,006	$ 46,623	$ 46,623
Total	$2,669,280	$ 449,823	$ 411,006	$ 46,623	$ 46,623

In the normal course of operations the Company enters into purchase commitments. Included in 2009 commitments are inventory and material purchase obligations of $2,397,974.

17. Government Contributions

Strategic Aerospace & Defense Initiative (SADI)

In September 2008, the Company entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

Repayment is contingent on performance benchmarks established at the end of Norsat’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012.  Annual repayment amounts shall be calculated based on 1.851% of gross business revenue (GBR) multiplied by the adjustment rate (based on the growth of GBR over the previous year).  For the six months ended June 30, 2009, the Company did not accrue any liability for repayment as the amount can not be determined.

For the three and six months ended June 30, 2009, the Company accrued SADI funding receivable of $326,724 (Cdn$380,000) and $507,579 (Cdn$605,000) respectively and charged the amount as a reduction to product development expense in the consolidated statement of operations.

For the three and six months ended June 30, 2009, $220,918 (Cdn$256,941) and $ 626,973 (Cdn$762,110) cash was received. $359,368 (Cdn$442,621) remains in accounts receivable at June 30, 2009

18.  Related Party Transactions

On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a member of the board’s bank account as share capital for Norsat SA. The board member held this cash for Norsat SA until January 27, 2009 when Norsat SA opened a bank account and the funds were deposited into this bank account.

19.   Acquisition of Bluemoon 4G Ltd.

On March 9, 2009, the Company acquired 100% ownership of Bluemoon 4G Ltd., a WiMAX products and services provider to accelerate the Company’s entry into the WiMAX market, from unrelated third parties for 5,000,000 shares of the Company’s common stock. Bluemoon 4G Ltd. is a pre-revenue company that has a customer relationship that will allow it to supply and deliver equipment for WiMAX installations. In acquiring Bluemoon, the Company has acquired the relationship and is in the process of negotiating a contract to formalize the customer relationship. This transaction closed on April 20, 2009.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009
(Unaudited - Expressed in US dollars)

Bluemoon 4G Ltd. is a pre-revenue company without any employees and did not have any commercial activities. Accordingly, the acquisition was recorded as an asset acquisition and not a business combination.

Given the timing to perform a proper valuation exercise, management has recorded the transaction at an initial estimated value of $1,946,324 (Cdn$2,455,000) to intangible asset which represents the customer relationship acquired. The Company has received the final valuation report on June 30, 2009, which is in line with management’s initial estimate. The Company has adjusted the purchase price to $2,120,770 (Cdn$2,466,586) to adjust initial estimates for the Ireland stamp duties and legal fees. The purchase value was based on the market value of the shares given up less liquidity and escrow discounts calculated using the Black-Scholes model. The liquidity discount has been determined on the basis that the Company’s shares are not widely traded. The escrow discount has been determined on the basis that the counterparty will not be able to access the shares until certain performance milestones have been met. As per terms of the contract, shares are held in escrow until December 31, 2009 and the counterparty has to meet certain performance milestones. In the event that the milestones are not met, the counterparty has to pay a minimum order fee equal to the value of 5,000,000 Norsat common shares at the effective date of March 9, 2009 less twenty percent of any equipment supply orders up to $12,000,000 received by Norsat prior to December 31, 2009. The escrow agreement has been put in place to protect the Company’s financial interest in securing the minimum order fee.

Management has allocated the entire purchase price of $2,120,770 (Cdn$2,466,586) to intangible assets, $1,880,394 (Cdn$2,371,840) as common shares which includes share issuance costs of $6,470 (Cdn$ 8,160). The intangible asset of $2,258,610 (Cdn$2,626,902) as reported consists of $2,046,324 (Cdn$2,380,000) purchase value, $27,808 (Cdn$32,342) of Ireland stamp duties, $25,143 (Cdn$29,243) of legal costs, $21,495 (Cdn$25,000) of valuation costs, accumulated amortization of $136,318 (Cdn$158,546) and a temporary tax difference effect of $274,158 (Cdn$315,652).

Based on the information available at the present time, the intangible asset is estimated to have a useful life until December 31, 2013. Amortization of the intangible was calculated on a straight line based on the estimated useful life. For the six months ended June 30, 2009, amortization expense was $132,582 (Cdn$158,546).

A total future income tax liability of $274,158 (Cdn$315,652) was recognized on the transaction to reflect the income tax effect of temporary differences arising from the Company’s asset acquisition of Bluemoon 4G Ltd. The income tax liability was calculated based on Ireland’s effective tax rate of 12.5% and is the difference between the tax adjusted final book value and actual purchase price of the transaction.

20. Subsequent Events

(a) The Company obtained regulatory approval to commence a normal course issuer bid to purchase up to a maximum of 5,183,949 of its common shares, representing approximately 10% of the public float as of June 30, 2009, through the facilities of the Toronto Stock Exchange ("TSX"). Norsat’s total issued and outstanding common shares were 59,388,305 as of June 30, 2009.

The normal course issuer bid will commence on July 6, 2009 and will terminate on the earlier of the date on which Norsat completes its purchases pursuant to the normal course issuer bid and July 5, 2010. Pursuant to the rules of the TSX, Norsat may purchase up to 4,069 common shares during any trading day. In addition, Norsat may also make one block purchase per calendar week which exceeds the daily repurchase restriction pursuant to block purchase exemptions. The purchases will be made in accordance with the policies and rules of the TSX. The price paid for any common shares acquired will be the market price at the time of purchase and all common shares purchased under the normal course issuer bid will be cancelled.

Norsat intends to enter into a pre-defined automatic share purchase plan with its designated broker to allow for the repurchase of common shares at times when Norsat ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Norsat believes that the market

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009
(Unaudited - Expressed in US dollars)

price of its common shares are such that their purchase may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders.

As at July 24, 2009, the Company redeemed 41,500 shares at a weighted average price of Cdn$0.70 per share pursuant to the normal issuer bid in effect since July 6, 2009.

(b) Subsequent to June 30, 2009, the Company increased its operating line of credit from HSBC to Cdn$1,000,000 or US$800,000.  All terms and conditions of the operating line remain the same as outlined under note 6 – Capital Disclosures, except for:

•

The requirement for securitization under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program was lifted.

•

Interest at the rate of the Bank’s Prime Rate plus 1.35% per annum.